SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- N/A

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Positioned in Leaders Quadrant in Analyst Firm’s2011 Magic Quadrant for Web Fraud Detection, Dated May 4, 2011.

99.2	Press Release: NICE Situator to Help Russia’s AeroExpress Ensure Safety on Rail System,Dated May 12, 2011.

99.3
Press Release: NICE Situator Enables Portugal’s Largest Bank, Millennium bcp with Situation Management Capabilities, Consolidating the Security Operations of Approximately 900 Branches and Buildings, Dated May 16, 2011.

99.4	Press Release: NICE Showcases NiceVision Net 2.5 for Enhanced Performance of IP Video Surveillance, Extracting Security and Business Insights and Decreasing TCO, Dated May 16.

99.5
Press Release: NICE Annual Global Customer Conference to Feature Industry Experts on Impacting Every Customer Interaction for Improved Customer Experience and a Better Performing Business, Dated May 17.

99.6	Press Release: NiceVision IP-based Video Security Solution with Real-time Analytics to Reduce Safety Risks and Operational Bottle-necks for China’s Tianjin Metro, Dated May 18, 2011.

99.7
Press Release: When Self-service via the Web Fails, Majority of Customers Call the Contact Center, Which Must Evolve to Handle More Complex Demands, NICE Global Consumer Survey Reveals, Dated May 18, 2011.

99.8	Press Release: NICE to Showcase its Cross-Channel Interaction Hub at Interactions 2011, its Annual Global Customer Conference, Dated May 19, 2011.

99.9
Press Release: NICE to Showcase its Cross-channel Interaction Analytics Offering with New Web Interaction Analytics, for Improving Contact Center Operational Efficiency, Inbound Sales Effectiveness and Churn Reduction, Dated May 23, 2011.

99.10
Press Release: NICE to Present 2011 Americas Customer Excellence Awards to Industry Leaders for Impacting Every Customer Interaction and Optimizing Business Performance with NICE SmartCenter, Dated May 24, 2011.

99.11
Press Release: Los Angeles International Airport Completes Implementation of NICE’s Situation Management Solution, NICE Situator at New Consolidated Airport Response Coordination Center, Dated May 25, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Eran Porat
Name: Eran Porat
Title: Corporate VP, Finance

Dated: June 9, 2011

EXHIBIT INDEX

99.1	Press Release: NICE Actimize Positioned in Leaders Quadrant in Analyst Firm’s2011 Magic Quadrant for Web Fraud Detection, Dated May 4, 2011.

99.2	Press Release: NICE Situator to Help Russia’s AeroExpress Ensure Safety on Rail System,Dated May 12, 2011.

99.3
Press Release: NICE Situator Enables Portugal’s Largest Bank, Millennium bcp with Situation Management Capabilities, Consolidating the Security Operations of Approximately 900 Branches and Buildings, Dated May 16, 2011.

99.4	Press Release: NICE Showcases NiceVision Net 2.5 for Enhanced Performance of IP Video Surveillance, Extracting Security and Business Insights and Decreasing TCO, Dated May 16.

99.5
Press Release: NICE Annual Global Customer Conference to Feature Industry Experts on Impacting Every Customer Interaction for Improved Customer Experience and a Better Performing Business, Dated May 17.

99.6	Press Release: NiceVision IP-based Video Security Solution with Real-time Analytics to Reduce Safety Risks and Operational Bottle-necks for China’s Tianjin Metro, Dated May 18, 2011.

99.7
Press Release: When Self-service via the Web Fails, Majority of Customers Call the Contact Center, Which Must Evolve to Handle More Complex Demands, NICE Global Consumer Survey Reveals, Dated May 18, 2011.

99.8	Press Release: NICE to Showcase its Cross-Channel Interaction Hub at Interactions 2011, its Annual Global Customer Conference, Dated May 19, 2011.

99.9
Press Release: NICE to Showcase its Cross-channel Interaction Analytics Offering with New Web Interaction Analytics, for Improving Contact Center Operational Efficiency, Inbound Sales Effectiveness and Churn Reduction, Dated May 23, 2011.

99.10
Press Release: NICE to Present 2011 Americas Customer Excellence Awards to Industry Leaders for Impacting Every Customer Interaction and Optimizing Business Performance with NICE SmartCenter, Dated May 24, 2011.

99.11
Press Release: Los Angeles International Airport Completes Implementation of NICE’s Situation Management Solution, NICE Situator at New Consolidated Airport Response Coordination Center, Dated May 25, 2011.